UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 1)

                       CREDENCE SYSTEMS CORPORATION (CMOS)
           ----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    225302108
           -----------------------------------------------------------
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600

          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 09, 2006
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
(1)  Name of Reporting Person:
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON.

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds:

     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   |_|


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization:

     Washington
--------------------------------------------------------------------------------
               (7)  Sole Voting Power:

                    2,271,304 common shares (2.3%)
               -----------------------------------------------------------------
  Number Of    (8)  Shared Voting Power:
   Shares
Beneficially        0
  Owned By     -----------------------------------------------------------------
    Each       (9)  Sole Dispositive Power:
  Reporting
   Person           2,271,304
    With       -----------------------------------------------------------------
               (10) Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,025,426 shares (5.0%)
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      |_|


--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):

     5.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person:

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
(1)  Name of Reporting Person:
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds:

     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   |_|


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization:

     Washington
--------------------------------------------------------------------------------
               (7)  Sole Voting Power:

                    764,650 common shares (0.8%)
               -----------------------------------------------------------------
  Number Of    (8)  Shared Voting Power:
   Shares
Beneficially        0
  Owned By     -----------------------------------------------------------------
    Each       (9)  Sole Dispositive Power:
  Reporting
   Person           764,650
    With       -----------------------------------------------------------------
               (10) Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,025,426 shares (5.0%)
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      |_|


--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):

     5.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person:

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
(1)  Name of Reporting Person:
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds:

     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   |_|


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization:

     Washington
-------------------------------------------------------------------------------
               (7)  Sole Voting Power:

                    204,992 common shares (0.2%)
               -----------------------------------------------------------------
  Number Of    (8)  Shared Voting Power:
   Shares
Beneficially        0
  Owned By     -----------------------------------------------------------------
    Each       (9)  Sole Dispositive Power:
  Reporting
   Person           204,992
    With       -----------------------------------------------------------------
               (10) Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,025,426 shares (5.0%)
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      |_|


--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):

     5.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person:

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
(1)  Name of Reporting Person:
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds:

     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   |_|


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization:

     Bahamas
--------------------------------------------------------------------------------
               (7)  Sole Voting Power:

                    1,120,363 common shares (1.1%)
               -----------------------------------------------------------------
  Number Of    (8)  Shared Voting Power:
   Shares
Beneficially        0
  Owned By     -----------------------------------------------------------------
    Each       (9)  Sole Dispositive Power:
  Reporting
   Person           1,120,363
    With       -----------------------------------------------------------------
               (10) Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,025,426 shares (5.0%)
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      |_|


--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):

     5.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person:

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
(1)  Name of Reporting Person:

     The D3 Family Bulldog Fund, L.P. ((David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds:

     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   |_|


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization:

     Washington
--------------------------------------------------------------------------------
               (7)  Sole Voting Power:

                    664,117 common shares (0.7%)
               -----------------------------------------------------------------
  Number Of    (8)  Shared Voting Power:
   Shares
Beneficially        0
  Owned By     -----------------------------------------------------------------
    Each       (9)  Sole Dispositive Power:
  Reporting
   Person           664,117
    With       -----------------------------------------------------------------
               (10) Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,025,426 shares (5.0%)
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      |_|


--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):

     5.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person:

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item  1.    Security and Issuer.

            Common stock in CREDENCE SYSTEMS CORPORATION (CMOS), 1421 California Circle, Milpitas, CA 95035.

Item 2.     Identity and Background.

            The D3 Family Funds are Washington State limited partnerships, whose principal business is investing in the equities of public micro-cap issuers. The D3 Family Funds consist of: D3 Family Fund, L.P, D3 Family Retirement Fund, L.P, D3 Children's Fund, L.P, D3 Offshore Fund, L.P., D3 Family Bulldog Fund, L.P. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by their partners.

Item 4.     Purpose of Transaction

            Because we have endured considerable punishment for being CMOS shareholders, we are delighted with the new triumvirate now running the show: Executive Chairman Dave House, CEO Dave Ranhoff, and CFO John Batty. Proof of our enthusiasm is our recent CMOS purchases.

            Under prior management CMOS was a rollercoaster. If the semiconductor industry feasted, especially the contract test houses, CMOS profited along with it. When customers shut their wallets, however, CMOS starved and bled. The company missed product development schedules and specs, notably missing the NAND flash explosion of the past two years. Also, Teradyne beat out CMOS for the videogame chip testing business at IBM late in 2004. When the industry turned down, CMOS wrote off tens of millions of inventory. The company retained too many expensive executives and was slow replacing incompetents.

            We believe CMOS has bottomed and is coming back. This will be increasingly obvious for the following reasons:

            1. Because Executive Chairman Dave House worked for 13 years directly for Intel CEO Andy Grove, a guru of American management, we believe that House brings a needed cultural transfusion to CMOS. In the past, CMOS simply was not a well managed company.

            2. We expect a change in compensation philosophy and practice at CMOS. No longer should executives receive stock options for doing time, rather than for achieving specific performance objectives. No longer should cash bonuses be paid while the company loses money. No longer should cash bonuses be paid for making acquisitions, rather than for running them well. We want CMOS' management team to earn a lot through incentive compensation--but only after the shareholders, who own the company, have done better. CMOS' shareholders have made no gain while millions have been paid out in the past.

            3. We expect Economic Value Added (EVA) discipline will be used to aggressively reshape CMOS' balance sheet. There are huge opportunities to monetize assets here--receivables, inventories, consignment inventories, and surplus owned land and buildings. We hope to see as much as $100 million of cash extracted from these sources-- $1 per share.

            4. We expect continued progress reducing manufacturing and SG&A costs. CMOS spent $6.4 million on Sarbanes-Oxley compliance last fiscal year! We expect to see that expense cut to the bone. CMOS currently runs four legacy accounting systems, probably survivors of unassimilated past acquisitions; we hope that will shrink to one. High inventories suggest that the manufacturing consolidation in Hillsboro, Oregon is not yet operating smoothly; costs should fall further as the process matures.

            5. We expect bookings of the Kalos 3 tester by the end of calendar 2006. Kalos 3 is a visible opportunity for CMOS to demonstrate that it can meet product development deadlines and specs. Kalos 3 could be a terrific offering for a customer set which already includes scale relationships with Intel, AMD, Nvidia, and STMicro.

            6. We believe it will be increasingly apparent what a jewel CMOS has in its Diagnostics and Characterization Group (DCG). If DCG were a standalone company, it could be worth up to $300 million today, or $3 per CMOS share. Moreover, DCG, like CMOS' automotive chip testing business and its parts and service business, dampens cyclicality, which should ultimately raise CMOS' earnings multiple.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Funds own and have sole voting and dispositive power over 5,025,426, 5.0% common shares of CMOS.

                                                       Transaction            Shares
            (c)   Fund                                     Date               Bought        Price
                  D3 Family Fund, L.P.                   3/6/2006             24,000         8.79
                  D3 Family Fund, L.P.                   3/7/2006             50,000         8.59
                  D3 Family Fund, L.P.                   3/8/2006              5,500         8.39
                  D3 Family Fund, L.P.                   3/9/2006             40,000         8.15
                  D3 Family Fund, L.P.                  3/10/2006             20,000         7.99
                  D3 Family Retirement Fund, L.P.       2/17/2006             11,000         8.50
                  D3 Family Retirement Fund, L.P.        3/6/2006             15,000         8.79
                  D3 Family Retirement Fund, L.P.        3/7/2006             23,000         8.59
                  D3 Family Retirement Fund, L.P.        3/8/2006             22,500         8.39
                  D3 Family Retirement Fund, L.P.        3/9/2006             14,000         8.15
                  D3 Children's Fund, L.P.               3/3/2006              6,000         8.60
                  D3 Children's Fund, L.P.               3/7/2006              2,000         8.59
                  D3 Children's Fund, L.P.               3/8/2006              7,000         8.39
                  D3 Children's Fund, L.P.               3/9/2006              3,500         8.15
                  D3 Offshore Fund, L.P.                 3/6/2006             28,500         8.79
                  D3 Offshore Fund, L.P.                 3/7/2006             25,000         8.59
                  D3 Offshore Fund, L.P.                 3/8/2006             20,000         8.39
                  D3 Offshore Fund, L.P.                 3/9/2006             20,000         8.15
                  D3 Family Bulldog Fund, L.P.          1/27/2006             80,000         9.00
                  D3 Family Bulldog Fund, L.P.          2/13/2006             62,500         8.58
                  D3 Family Bulldog Fund, L.P.          2/14/2006              2,500         8.45
                  D3 Family Bulldog Fund, L.P.          2/15/2006              3,863         8.51
                  D3 Family Bulldog Fund, L.P.          2/17/2006             40,000         8.50
                  D3 Family Bulldog Fund, L.P.          2/21/2006             16,500         8.38
                  D3 Family Bulldog Fund, L.P.          2/22/2006              2,800         8.35
                  D3 Family Bulldog Fund, L.P.          2/22/2006              2,000         8.50
                  D3 Family Bulldog Fund, L.P.          3/10/2006              5,000         7.99

            (d)   N/A

            (e)   N/A

Item 6.     Contracts,  Arrangements,   Understandings  or  Relationships   with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

 March 27, 2006                          /s/ DAVID NIERENBERG
 --------------                          -------------------------------------
                                         David Nierenberg
                                         President
                                         Nierenberg Investment Management
                                         Company, Inc., the General Partner of
                                         The D3 Family Funds